FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 11, 2002

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

  Name of company

  Signet Group plc

  2) Name of director

  Terry Burman

  3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  As in 2) above

  4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  As in 2) above

  5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

  -

  6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
  -

  7) Number of shares/amount of
  stock acquired

  -

  8) Percentage of issued class

  -

  9) Number of shares/amount
  of stock disposed

  -

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

  14) Date company informed

  -

  15) Total holding following this notification

  -

  16) Total percentage holding of issued class following this notification

  -

  If a director has been granted options by the company please complete the following boxes

  17) Date of grant

  11 November 2002

  18) Period during which or date on which exercisable

  Normally between 24 and 27 months of scheme grant date.

  19) Total amount paid (if any) for grant of the option

  Nil

  20) Description of shares or debentures involved: class, number

  289 American Depositary Receipts ("ADRs")
  1 ADR = 30 0.5p ordinary shares

  21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

  Exercise price of option over ADR = $33.11

  22) Total number of shares or debentures over which options held following this notification

  7,041,379 0.5p ordinary shares

  23) Any additional information

  Options granted under Signet Group plc Employee Stock Savings Plan

  24) Name of contact and telephone number for queries

  Tim Jackson 0870 9090 301

  25) Name and signature of authorised company official responsible for making this notification

  Date of Notification......11 November 2002........

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   November 11, 2002